NANOFLEX POWER CORPORATION

17207 N. Perimeter Drive, Suite 210

Scottsdale, Arizona 85255

October 16, 2014

VIA EDGAR AND FEDEX

Ms. Pamela Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         NanoFlex Power Corporation (the “Company” or “NanoFlex”)

Amendment No. 1 to Registration Statement on Form S-1

Filed July 30, 2014

File No. 333-193878

Dear Ms. Long:

On behalf of NanoFlex Power Corporation(the “Company” or “NanoFlex”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated September 29, 2014 (the “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of Amendment No. 3.

We are also providing from the Company the following response to the Comment Letter. The numbered paragraph below corresponds to the numbered comment in the Comment Letter with the Staff’s comment presented in italics.

Comment #1:

Selling Security Holders, page 10

1.	Please disclose the nature person that has voting control over the shares being resold by Miss GPE Holdings.

Response:

NanoFlex has revised the Registration Statement accordingly.

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Distribution Prospectus

General

2.	We note your response to comment two in our letter dated August 8, 2014. We reissue part of this comment. Please revise the registration statement to name Nanoflex as an underwriter. We also note the “may be deemed as underwriters” language in the third and fourth paragraphs on page 62. Please also revise to remove the “may be deemed as underwriters” language and name these affiliates as underwriters.

Response:

NanoFlex has revised the Registration Statement accordingly.

Prospectus Cover page

3.	We note disclosure that all shares to be received in the distribution will be restricted and bear a restrictive legend and may only be sold at a fixed price or in a transaction in which an exemption applies. Please revise prospectus to state that you are registering the primary offering by GPEC Holdings through its shareholders of the common stock of NanoFlex Power Corporation. Disclose that this prospectus registers two transactions: the distribution of shares to GPEC Holdings’ shareholders and the resale of those shares by GPEC Holdings’ shareholders. Please revise throughout the registration statement toexplain that the shares in this offering may only be resold at a fixed price for the duration of the offering and remove disclosure throughout the registration statement that the shares to be received in the distribution will be restricted and bear a restricted legend and may be sold in a transaction in which an exemption applies or pursuant to Rule 144.

Response:

NanoFlex has revised the Registration Statement accordingly.

Plan of Distribution, page 14

4.	Please reconcile the total number of shares listed on the cover page with the total amount disclosed at the end of the table on page 33.

Response:

NanoFlex has revised the Registration Statement accordingly.

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5.	Please disclose the name of the natural person with voting control over the shares being resold by selling shareholders named in this table.

Response:

NanoFlex has revised the Registration Statement accordingly.

6.	Please indicate the nature of any position, office, or other material relationship which the selling security holders named in this table have had within the past three years with the registrant or any of its predecessors or affiliates

Response:

NanoFlex has revised the Registration Statement accordingly.

Legal Opinion, Exhibit 5.1

7.	We note your response to comment four in our letter dated August 8, 2014. We reissue part of this comment. Please remove the statement that the opinion “may be relied upon by the Company” since purchasers of the securities in the offering are entitled to rely on the opinions.

Response:

The legal opinion has been revised accordingly.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Robert J. Fasnacht
Name:	Robert J. Fasnacht
Title:	President and Chief Operating Officer

Encl.

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